Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Ste. 3300

Chicago, IL 60606-5707

www.faegredrinker.com

July 3, 2025

VIA EDGAR TRANSMISSION

Kim McManus

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Preliminary Proxy Statement of Destra Flaherty & Crumrine Preferred and Income Fund (Registration No. 811-22417)

Dear Ms. McManus:

The following responds to the Staff’s comments that you provided by telephone regarding the review of the preliminary proxy statement filed by the Destra Flaherty & Crumrine Preferred and Income Fund (the “Fund”) on Schedule 14A on June 12, 2025.

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Fund’s response.

1.	Comment: The fourth paragraph of the second answer on page 4, states that the Board considered certain alternatives if shareholders did not approve the New Agreements prior to the expiration of the Interim Agreements. Please supplementally confirm whether the Board considered the extension of the Interim Agreements as an alternative and if so, please revise the disclosure to so state.

Response: The Fund confirms that the Board did not consider the extension of the Interim Agreements as an alternative.

2.	Comment: Please ensure that the proposals, as described in the proxy statement and the proxy card, are consistently phrased.

Response: The proxy card has been revised to ensure consistency with the proxy statement.

Kim McManus

July 3, 2025

3.	Comment: Please bold the second sentence of the second paragraph of the proxy card.

Response: The referenced sentence has been bolded as requested.

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We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1146.

Sincerely,

/s/ Stacie L. Lamb
Stacie L. Lamb